UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

COUGAR BIOTECHNOLOGY, INC.

(Name of Subject Company)

COUGAR BIOTECHNOLOGY, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

222083107

(CUSIP Number of Class of Securities)

Alan H. Auerbach

Chief Executive Officer

10990 Wilshire Blvd, Suite 1200

Los Angeles, California 90024

(310) 943-8040

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Charles K. Ruck

B. Shayne Kennedy

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, California 92626-1925

(714) 540-1235

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Cougar Biotechnology, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on June 5, 2009 (as amended and supplemented by Amendment No. 1 to the Schedule 14D-9 filed with the SEC on June 23, 2009, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Kite Merger Sub, Inc., a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Johnson & Johnson, a New Jersey corporation, disclosed in the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 5, 2009, as amended, to purchase all of the outstanding shares of common stock of the Company, par value $0.0001 per share (the “Shares”), at a purchase price of $43.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 5, 2009 as amended or supplemented from time to time and in the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal were filed with the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text to the end of Item 8:

At 12:00 midnight, New York City time, on Thursday, July 2, 2009, the initial offering period of the Offer expired as scheduled. According to Computershare Trust Company, N.A., the depository for the Offer (the “Depositary”), as of such time, a total of approximately 17,742,030 Shares were validly tendered pursuant to the Offer and not withdrawn, representing approximately 84.4% of the Shares then outstanding. The Purchaser has accepted for payment all of such Shares. Payment for such Shares will be made promptly in accordance with the terms of the Offer. In addition, the Depositary has received commitments to tender approximately 2,001,065 additional Shares under the guaranteed delivery procedures described in the Offer to Purchase.

On July 3, 2009, the Company issued a press release announcing that Johnson & Johnson had elected to provide a subsequent offering period for the Offer pursuant to Rule 14d-11 of the Exchange Act to purchase all remaining untendered Shares. The subsequent offering period will expire at 5:00 p.m., New York City time, on Thursday, July 09, 2009, unless extended. Any Shares properly tendered during the subsequent offering period will be immediately accepted for payment, and tendering stockholders will be paid $43.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, which is the same amount per Share that was paid in the initial offering period. Shares tendered during the subsequent offering period may not be withdrawn. In addition, no Shares validly tendered during the initial offering period may be withdrawn during the subsequent offering period.

The full text of the press release issued by the Company announcing the results of the initial offering period of the Offer and the commencement of the subsequent offering period is attached hereto as Exhibit (a)(2)(G) and is incorporated herein by reference.

Item 9. Exhibits.

Item 9 (“Exhibits”) of the Schedule 14D-9 is amended and supplemented by adding the following exhibit thereto:

(a)(2)(G)	Press Release, dated July 3, 2009, issued by Cougar Biotechnology, Inc.*

*	Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

COUGAR BIOTECHNOLOGY, INC.

By:	/s/ Alan H. Auerbach
Name:	Alan H. Auerbach
Title:	Chief Executive Officer

Dated: July 6, 2009